Exhibit 99.8

CABLE AND WIRELESS PLC – ANNUAL GENERAL MEETING (“AGM”)

25th JULY 2003

ANNOUNCEMENT OF POLL RESULTS

The following are the results of the poll on the resolutions proposed at the Annual General Meeting of Cable and Wireless plc on 25th July 2003:

RESOLUTIONS	FOR		AGAINST
	No. of votes	%	No of votes	%
1. To receive the Report and Accounts	1,318,017,543	99.68	4,202,190	0.32
2. To approve the Remuneration Report	951,276,994	79.35	247,631,708	20.65
3. To elect Mr R D Lapthorne as a Director	1,291,219,492	98.33	21,879,043	1.67
4. To elect Mr F Caio as a Director	1,296,108,212	98.38	21,398,677	1.62
5. To elect Mr K Loosemore as a Director	1,306,393,636	98.41	21,120,250	1.59
6. To elect Mr R O Rowley as a Director	1,311,441,527	98.79	16,070,555	1.21
7. To elect Mr W A Rice as a Director	1,319,604,585	98.24	23,589,925	1.76
8. To elect Mr B P Gray as a Director	1,319,805,357	98.25	23,562,105	1.75
9. To elect Mr G E Howe as a Director	1,329,801,931	99.00	13,381,329	1.00
10. To elect Mr K B Rorsted as a Director	1,319,863,353	98.25	23,496,442	1.75
11. To re-appoint KPMG Audit plc as auditors	1,100,594,473	85.15	191,975,848	14.85
12. To authorise the Directors to set the remuneration of the Auditors	1,320,644,209	99.67	4,433,852	0.33
13. To adopt the C&W Employee Savings Related Share Option Scheme	1,165,755,620	86.98	174,470,353	13.02
14. To adopt the C&W Global Savings Related Share Option Scheme	1,167,639,172	87.14	172,373,938	12.86
15. To amend the rules of the C&W Share Purchase Plan	1,341,869,315	99.81	2,500,473	0.19
16. To authorise the Company to make political donations	1,280,971,522	98.33	21,767,981	1.67
17. To authorise the cancellation of the Company’s share premium account ¥	1,341,795,223	99.84	2,103,898	0.16
18. To authorise the allotment of relevant securities	1,342,108,552	99.65	4,702,690	0.35
19. To disapply pre-emption rights¥	1,343,441,675	99.75	3,382,534	0.25
¥ Special Resolution

As a consquence all of the resolutions were passed.